17009065

IISSION

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8- 34082 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST FINANCIAL EQUITY CORPORATION

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 N. SCOTTSDALE ROAD, SUITE D-120

(No. and Street)

| SCOTTSDALE | AZ | 85253 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFF HAVRE 480-951-0079

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SEMPLE, MARCHAL & COOPER, LLP

(Name – *if individual, state last, first, middle name*)

| 2700 N. CENTRAL AVENUE, 9TH FLOOR | PHOENIX | AZ | 85004 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CONTENTS

# OATH OR AFFIRMATION

I, GEORGE E. FISCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHY L FLICK
NOTARY PUBLIC, ARIZONA
MARICOPA COUNTY
My Commission Expires
October 10, 2020

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation (an Arizona S-Corporation) and its subsidiary, FFEC Insurance Marketing, LLC (an Arizona Limited Liability Company) (collectively the "Company"), as of December 31, 2016, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the consolidated financial statement schedules listed in the accompanying table of contents. These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and its subsidiary, FFEC Insurance Marketing, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2017

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Financial Equity Corporation

We have audited the accompanying consolidated statement of financial condition of First Financial Equity Corporation (an Arizona S-Corporation) and its subsidiary, FFEC Insurance Marketing, LLC (an Arizona Limited Liability Company) (collectively the "Company"), as of December 31, 2016, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. In connection with our audit of the consolidated financial statements, we have also audited the consolidated financial statement schedules listed in the accompanying table of contents. These consolidated financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Financial Equity Corporation and its subsidiary, FFEC Insurance Marketing, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2017

TEL 602-241-1500 • FAX 602-234-1867 • WWW.SEMPLECPA.COM

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**

Consolidated Statement of Financial Condition

December 31, 2016

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 992,917 |
| Deposits with clearing organization | | 250,000 |
| Commissions receivable | | 160,790 |
| Prepaid expenses | | 61,452 |
| Loans to shareholders | | 283,102 |
| Property and equipment, net | | 13,275 |
| Other assets | | 76,706 |
| TOTAL ASSETS | $ | 1,838,242 |

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**

Consolidated Statement of Financial Condition

December 31, 2016

LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Accounts payable | $ | 30,606 |
| Accrued salaries, commissions and related expenses | | 154,062 |
| Accrued employee 401(k) liability | | 72,241 |
| Deferred rent | | 403,339 |
| Due to employees | | 58,177 |
| Other accrued liabilities | | 312,597 |
| Total Liabilities | | 1,031,022 |
| Commitments and contingencies | | |
| SHAREHOLDERS' EQUITY | | |
| Common stock, $0.01 par value, 100,000 shares authorized, issued, and outstanding | | 1,000 |
| Retained earnings | | 806,220 |
| Noncontrolling interest | | - |
| Total Shareholders' Equity | | 807,220 |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $ | 1,838,242 |

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**

Consolidated Statement of Operations

For the Year Ended December 31, 2016

| | |
|---|---|
| REVENUES | |
| Commissions | $ 16,458,872 |
| Investment advisory fees | 12,656,996 |
| Interest income | 6,925 |
| Other income | 844,414 |
| Total Revenues | 29,967,207 |
| | |
| OPERATING EXPENSES AND LOSSES | |
| Clearing charges | 735,661 |
| Commissions and bonuses | 18,927,874 |
| General and administrative | 10,291,745 |
| Advertising | 102,043 |
| Interest expense | 2,665 |
| Principal transactions | 3,767 |
| Total Operating Expenses | 30,063,755 |
| | |
| Consolidated Net Loss | (96,548) |
| Noncontrolling Interest | - |
| Controlling Interest | $ (96,548) |

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**

Consolidated Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2016

| | Common Stock | Retained Earnings | Noncontrolling Interest | Total Shareholders' Equity |
|---|---|---|---|---|
| Balances December 31, 2015 | $ 1,000 | $ 942,768 | $ - | $ 943,768 |
| Consolidated Net Loss | - | (96,548) | - | (96,548) |
| Shareholders' Distributions | - | (40,000) | - | (40,000) |
| Balances December 31, 2016 | $ 1,000 | $ 806,220 | $ - | $ 807,220 |

The accompanying notes are an integral part of these consolidated financial statements.

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2016

| | |
|---|---|
| Cash Flows from Operating Activities: | |
| Consolidated Net Loss | $ (96,548) |
| Adjustments to Reconcile Consolidated Net Loss to Net Cash Provided By Operating Activities: | |
| Depreciation | 3,319 |
| Commissions receivable | (114,535) |
| Advances - employees | 14,000 |
| Prepaid expenses | 124,164 |
| Other assets | 462 |
| Accounts payable | 30,386 |
| Due to employees | 22,244 |
| Accrued salaries, commissions and related expenses | 56,803 |
| Accrued employee 401(k) liability | 15,595 |
| Deferred rent | 108,629 |
| Other accrued expenses | 196,002 |
| Total adjustments | 457,069 |
| Net Cash Provided By Operating Activities | 360,521 |
| Cash Flows from Investing Activities | |
| Advances on loans to shareholders | (38,654) |
| Repayments on loans to shareholders | 17,000 |
| Net Cash Used in Investing Activities | (21,654) |
| Cash Flows from Financing Activities: | |
| Shareholders' distributions | (40,000) |
| Net Cash Used in Financing Activities | (40,000) |
| Net Increase in Cash and Cash Equivalents | 298,867 |
| Cash and Cash Equivalents at Beginning of Year | 694,050 |
| Cash and Cash Equivalents at End of Year | $ 992,917 |
| Supplemental Disclosure of Cash Flow Information: | |
| Cash paid during the year for interest | $ 2,665 |
| Cash paid during the year for taxes | $ - |

The accompanying notes are an integral part of these consolidated financial statements.

## 1. ORGANIZATION:

First Financial Equity Corporation (an Arizona S-Corporation) ("FFEC") engages in the business of conducting security trades for clients and investment advisory services. FFEC operates as a non-clearing broker-dealer, is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), and is subject to federal and state securities laws. FFEC processes its trades through one clearing broker-dealer. FFEC has its headquarters office and main Office of Supervisory Jurisdiction ("OSJ") located in Scottsdale, Arizona. Other satellite OSJ offices are located in the following locations: Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Sun City, Arizona (actually located in Surprise, Arizona); and San Diego, California. Other satellite non-OSJ offices are located in the following locations: Downtown Denver in Denver, Colorado; Long Beach, California; Waco, Texas; Casper, Wyoming; Shawnee Mission, Kansas; Wichita, Kansas; Fargo, North Dakota; Tucson, Arizona and Columbus, Ohio. FFEC was incorporated on May 1, 1985 and began operations on that date. FFEC has adopted a fiscal year end of December 31. In 2004, FFEC acquired a 51% interest in FFEC Insurance Marketing, L.L.C. (the "Subsidiary").

FFEC Insurance Marketing, L.L.C. (an Arizona limited liability company)("FFEC IM") engages in the business of insurance policy sales. FFEC IM is approved and regulated by the Arizona Department of Insurance. The managing member for FFEC IM is FFEC with George Fischer as the majority shareholder of FFEC.

The financial statements of FFEC and its subsidiary FFEC IM, (collectively the "Company") have been consolidated for this presentation.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies is presented to assist in understanding the Company's consolidated financial statements. The consolidated financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to the accounting principles generally accepted in the United States ("GAAP") and have been consistently applied in the preparation of the financial statements. As such, the Company has adopted the accrual basis of accounting for financial statement purposes and the cash basis of accounting for income tax purposes. Separate tax returns are prepared for FFEC and FFEC IM.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

### Basis of Consolidation

FFEC owns 51% of the Subsidiary. All significant inter-entity balances and transactions have been eliminated in consolidation.

In addition, the SEC requires disclosure of summary financial information (including assets, liabilities, and net worth) concerning subsidiaries consolidated in the financial statements presented in conformity with GAAP if that consolidation differs from the presentation in the unaudited part II or part IIA FOCUS filing. Further, for subsidiaries consolidated under the flow-through capital benefits of Appendix C of SEC Rule 15c3-1, the effect of the consolidation on net capital and required net capital of the broker-dealer should be disclosed in the notes to the statement of financial condition furnished to customers.

### Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with an original maturity of three months or less at the time of purchase to be cash equivalents.

### Commissions Receivable

At December 31, 2016, commissions receivable represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

### Bad Debts

The Company uses the allowance method regarding uncollectible accounts receivable and uncollectible loans receivable. For the year ended December 31, 2016, the Company determined that under the allowance method for bad debts the amount would be $0.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and deposits with clearing institutions. The Company maintains its cash and cash equivalents with National Bank of Arizona. The Company maintains its deposits with the clearing organization Hilltop Securities. As of December 31, 2016, the Company's cash and cash equivalents and deposits with clearing organization at both the National Bank of Arizona and Hilltop Securities are believed to be covered by federal depository insurance.

Securities Owned

The Company periodically trades securities for its own account. These securities are carried at fair market value and the resulting realized gains/(losses) and changes in unrealized gains/(losses) are recorded in the consolidated statement of operations.

In accordance with the authoritative guidance on fair value measurements and records under GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 – Inputs other than quoted prices that are observable for the asset either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 – Inputs that are unobservable.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Securities Owned (continued)

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned: | | | | |
| Securities | $ - | $ - | $ - | $ - |

Cost and fair value of marketable equity securities at December 31, 2016 are as follows:

| | Cost | Fair Market Value | Holding Gains/(Losses) |
|---|---|---|---|
| Equity Securities | | | |
| Securities | $ - | $ - | $ - |

| | |
|---|---|
| Net Investment Gains/(Losses) | |
| Changes in Unrealized Gains/(Losses) | $ 106,897 |
| Realized Gains/(Losses) | 35,396 |
| Net Investment Gains/(Losses) | $ 142,293 |

The net investment gains of $142,293 are included in other income in the consolidated statement of operations.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the assets, which range from 3 years to 7 years for financial statement purposes. The straight-line method of depreciation is used for financial statement purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 2016 was $3,319.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

### Property and Equipment (continued)

The Company reviews its property and equipment whenever events indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. No impairment loss was recorded during the year ended December 31, 2016.

### Leases

The Company enters into operating leases for the use of office space. Rent expense related to these lease agreements is recorded on a straight-line basis.

### Short Sale Obligations

The Company accounts for its short-sale obligations as trading securities that are stated at fair market value with changes in unrealized gains/(losses) accounted for in the current income/(loss) from operations. As of December 31, 2016, the Company had $0 in open short-sale positions.

### Revenues

The Company's main sources of revenue are from trading commissions and investment advisory fees. The Company processes trades on the stock market for its clients and earns a commission as of the trade date. These trades are handled through a third party executing-broker and are cleared through a clearing corporation, which provides the Company with a monthly summary report for all trades conducted. Commissions are earned on each trade. The Company receives investment advisory fees quarterly, which are recognized as earned on a pro rata basis over the term of the contract. The Company also receives income from commissions paid by mutual funds, real estate investment trusts, insurance and limited partnerships for initial investments and transfers also known as trailers. These funds are earned when transactions are generated by brokers. The mutual funds, real estate investment trusts, insurance companies and limited partnerships issue commission checks to the Company weekly for initial placements. Trailer commissions are generally paid quarterly.

### Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Taxes

Effective April 1, 2000, FFEC elected to be taxed as a Subchapter-S Corporation. Income taxes on net income are payable personally by the shareholders pursuant to elections made under Subchapter-S of the Internal Revenue Code. Accordingly, no current provision has been made for federal or state income taxes. There are currently three open years for examination by federal and state taxing authorities: December 31, 2013, December 31, 2014 and December 31, 2015. Management has determined that there are no uncertain tax positions taken by the Company.

It is the intent of the members of FFEC IM that the entities shall always be operated consistent with its treatment as a "partnership" for federal and state tax purposes. No member is to take any action inconsistent with the express intent of the previous statement. The taxable income or loss of FFEC IM will therefore be reported on the members' income tax returns. Accordingly, no current provision has been made for federal or state income taxes.

## 3. RELATED PARTY TRANSACTIONS:

Certain amounts arising from transactions with related parties are included in the accompanying financial statements as follows for the year ended December 31, 2016:

Due to/from Related Parties:

| | | |
|---|---|---|
| Loans to Shareholders | | |
| George Fischer | $204,566 | |
| Ross Sindelar | 78,536 | |
| | | $283,102 |

George Fischer is FFEC's majority shareholder and Ross Sindelar is a minority shareholder of FFEC. The loans are unsecured. Interest income in the amounts of $6,956 and $0 was accrued and increased the balance of the loans to shareholders for Mr. Fischer and Mr. Sindelar, respectively, during the year ended December 31, 2016. Accrued interest is included in Loans to Shareholders on the consolidated statement of financial condition. FFEC received loan payments of $17,000 on the loans and issued additional shareholder loans of $38,654 during the year ended December 31, 2016.

During 2016, the Company paid shareholder distributions in the following amounts: George Fischer - $27,000, Geoff Havre - $11,500, Ross Sindelar - $750, Melissa Strouse - $750. Total shareholder distributions were $40,000 for the year.

## 4. PROPERTY AND EQUIPMENT, NET:

The Company's property and equipment at December 31, 2016 is as follows:

| Asset Category | Carrying Value |
|---|---|
| Furniture and fixtures | $ 19,618 |
| Equipment | 180,033 |
| Leasehold improvements | 5,577 |
| Total property and equipment | 205,228 |
| Accumulated depreciation | (191,953) |
| Property and equipment, net | $ 13,275 |

The Company had depreciation expense of $3,319 during the year ended December 31, 2016.

## 5. NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Subparagraph (2) of the Rule also provides that the Company must maintain net capital of not less than $250,000.

As of December 31, 2016, the Company had net capital of $372,685, which was $122,685 in excess of its minimum net capital requirement of $250,000. Aggregate indebtedness at December 31, 2016 was $1,031,022.

## 6. COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company has entered into lease agreements for office space in locations including each of the following: Scottsdale, Arizona; Billings, Montana; Dallas, Texas; Denver Tech Center in Greenwood Village, Colorado; Downtown Denver in Denver, Colorado; Sun City, Arizona (actually located in Surprise, Arizona); Tucson, Arizona; Long Beach, California; Wichita, Kansas; Shawnee Mission, Kansas; San Diego, California; and Fargo, North Dakota. Currently, the Company has not entered into office space related leases at its branch offices located in Columbus, Ohio; Waco, Texas; and Casper, Wyoming. These offices are leased pursuant to arrangements that don't result in obligations of the Company. Monthly

## 6. COMMITMENTS AND CONTINGENCIES (continued):

Operating Leases (Continued)

base rent lease payments range from approximately $1,000 to $50,000 and the leases expire beginning in 2017 and through 2022.

The Company also has operating leases relating to copier machines and other office machinery in several of its offices.

The Company had total rent expense of $1,633,294 for the year ended December 31, 2016.

The following is a schedule of future minimum lease payments under these agreements:

For the year ending December 31,

| | |
|---|---|
| 2017 | $1,540,778 |
| 2018 | 1,385,328 |
| 2019 | 1,159,110 |
| 2020 | 1,010,648 |
| 2021 | 951,936 |
| 2022 and beyond | 1,089,910 |
| Total | $7,137,710 |

Governmental Regulation

The Company is subject to federal and state provisions regulating brokers and dealers. Compliance with these provisions has not had a material effect in 2016 upon the capital expenditures, net loss, financial condition or competitive position of the Company. The Company's management believes that its current practices and procedures comply with all applicable federal and state requirements.

FINRA has completed the examinations of First Financial Equity Corporation that began during 2013 and 2015. FINRA did note several exceptions in the examinations. The Company and the former Chief Compliance Officer (now Senior Compliance Officer) were presented with an Offer of Settlement relating to the 2013 and 2015 examinations, which included sanctions and a fine in the amount of $230,000. The Offer of Settlement was accepted by the Company. The expense corresponding to the fine has been included in the determination of the Company's net loss for the year ended December 31, 2016. The amount

## 6. COMMITMENTS AND CONTINGENCIES (continued):

Governmental Regulation (continued)

outstanding of $230,000 as of December 31, 2016 is included in other accrued liabilities on the consolidated statement of financial condition.

Litigation/Arbitrations involving Customer Complaints

FFEC was facing a customer complaint claiming losses in their accounts as of December 31, 2015. The arbitration hearing took place in 2015, and the decision from the arbitration panel was rendered in March 2016, resulting in a denial of the Claimant's claims. FFEC was awarded a portion of the Company's costs of arbitration.

The Company is subject to certain claims and litigation, including unasserted claims in the normal course of business. The Company and its counsel are of the opinion that, based on information presently available, such legal matters will not have a material adverse effect on the financial position or results of operations of the Company as of December 31, 2016.

## 7. RESERVE REQUIREMENT:

Rule 15c3-3 of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards for the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of FFEC's business, these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the Rule.

## 8. DEPOSITS WITH CLEARING ORGANIZATION:

The Company has a deposit with the clearing organization, which is required per the signed agreement. The current required amount is $250,000. The deposit is held in an interest-bearing cash account with an interest rate as of December 31, 2016 of approximately .01% per annum. FINRA requires that the clearing organization keep this cash in a separate account.

## 9. FAIR VALUES OF FINANCIAL INSTRUMENTS:

FASB ASC 825, *Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. FASB ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments as of December 31, 2016:

Cash and cash equivalents: The carrying amounts reported in the consolidated statement of financial condition for cash and cash equivalents approximate their fair value because of the short maturity of these investments.

Deposits with clearing organization: The carrying amount reported in the consolidated statement of financial condition for the deposit with clearing organization approximates its fair value because of the short maturity of these instruments.

Securities owned: Fair values for securities owned are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Off Balance Sheet Risk

The Company introduces all customer transactions in securities traded on U.S. securities markets to another FINRA member firm on a fully-disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with the non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate

## 9. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Off Balance Sheet Risk (continued)

non-performance by customers and counter parties in the above situations. Therefore, no reserve for non-performance has been established as of December 31, 2016.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing organization's guidelines and industry standards. The Company monitors required margin levels daily and pursuant to such guidelines, it requires the customer to deposit additional collateral, or to reduce positions when necessary.

## 10. EMPLOYEE BENEFIT PLAN:

The Company maintains a defined contribution 401(k) savings plan (the "Plan") covering substantially all full-time employees. Employees are permitted to make voluntary contributions to the Plan. In addition, the Company can make contributions to the Plan. These contributions are at the discretion of management, and are subject to certain limitations. For the year ended December 31, 2016, discretionary contributions made by the Company were $0.

## 11. PENDING SALE OF THE COMPANY:

During 2016, the Company's current shareholders entered into a proposed agreement to sell all of their shares to a group of the Company's current officers. The proposed agreement requires regulatory approval from FINRA and the SEC.

Upon approval, the Company's current President and Chairman of the Board of Directors, George Fischer, will relinquish the position of President and it is anticipated that he will remain as Chairman of the Board after the agreement closes. The transaction is anticipated to close in mid-2017.

## 12. SUBSEQUENT EVENTS:

No events occurred subsequent to the December 31, 2016 statement of financial condition date and through February 28, 2017, the date the consolidated financial statements were issued, which require disclosure in these consolidated financial statements.

Supplemental Information

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**
Consolidated Schedule of General and Administrative Expenses
For the Year Ended December 31, 2016

| | | |
|---|---|---|
| Bank charges | $ | 2,482 |
| Bonding fees | | 17,110 |
| Business promotion | | 14,649 |
| Compliance expense | | 78,128 |
| Continuing education | | 1,992 |
| Depreciation expense | | 3,319 |
| Dues and subscriptions | | 10,472 |
| Employee expense | | 6,308,915 |
| Information system expense | | 169,864 |
| Insurance expense | | 38,243 |
| Lease expense | | 1,609,435 |
| Legal settlements | | 60,306 |
| Licenses and regulatory fees | | 494,447 |
| Meals and entertainment | | 81,415 |
| Office expense | | 499,117 |
| Outside services | | 163,575 |
| Postage and delivery service | | 104,449 |
| Professional fees | | 231,411 |
| Referral fees | | 39,838 |
| Repairs and maintenance | | 121,617 |
| Telephone expense | | 179,018 |
| Travel | | 61,943 |
| Total General and Administrative Expenses | $ | 10,291,745 |

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**
Supplemental Schedule of Computation of
Net Capital (Consolidated) Under SEC Rule 15c3-1
As of December 31, 2016

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total Shareholders' Equity | | $ 807,220 |
| Deductions and/or charges | | |
| Nonallowable assets: | | |
| Property and equipment, net | 13,275 | |
| Other assets | 421,260 | |
| | 434,535 | 434,535 |
| Net capital before haircuts on securities positions (tentative net capital) | | 372,685 |
| Haircuts on securities | | |
| Security adjustment - long haircut position (rounded) | - | - |
| Net Capital | | $ 372,685 |
| Aggregate indebtedness | | |
| Items included in the Statement of Financial Condition: | | |
| Other accounts payable and accrued expenses | | 1,031,022 |
| Total aggregate indebtedness | | $ 1,031,022 |
| Computation of basic net capital requirement | | |
| Minimum net capital requirement - (6 2/3% of total aggregate indebtedness) | | $ 68,735 |
| Minimum net capital requirement of reporting broker-dealer | | $ 250,000 |
| Net capital requirement (greater of two amounts above) | | $ 250,000 |
| Net capital in excess of required minimum | | $ 122,685 |
| Excess net capital at 120% of requirement | | $ 72,685 |
| Ratio: Aggregate indebtedness to net capital | | 2.77 to 1 |
| Net capital, as reported in Company's Part II (Unaudited) Focus Report | | $ 377,624 |
| Adjustments: | | |
| Adjustment to record additional salary expense | | (4,939) |
| Total adjustments | | (4,939) |
| Net Capital | | $ 372,685 |

**FIRST FINANCIAL EQUITY CORPORATION AND SUBSIDIARY**
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii).

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

2700 NORTH CENTRAL AVENUE, NINTH FLOOR, PHOENIX, ARIZONA 85004-1147

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Financial Equity Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Financial Equity Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Financial Equity Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) First Financial Equity Corporation stated that First Financial Equity Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. First Financial Equity Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Financial Equity Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Semple, Marchal & Cooper, LLP

Certified Public Accountants

Phoenix, Arizona
February 28, 2017

FIRST FINANCIAL EQUITY CORPORATION
Exemption Report

First Financial Equity Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Security and Exchange Commission (17 C.F.R. 240.17 a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

   2(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R 240.17a-5 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

This exemption was allowable without exception for the period January 1, 2016 through December 31, 2016.

I, George E. Fischer, affirm that, to the best of knowledge and belief, this Exemption Report is true and correct.

[signature]

George E. Fischer
Chairman of the Board

Dated: 2/28/17